Filed by Hypebeast Limited

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934,

as amended

Subject Company: Iron Spark I Inc. (SEC File No.: 001-40467)

Date: August 9, 2022

FY2021 FINANCIAL OVERVIEW

PG. 2 FINANCIAL HIGHLIGHTS Note: FYE March 31 of the following year (e.g. FY2021 represents FYE March 2022). Financials have been prepared according to HKFRS since FY2015 and have transitioned to asserting dual compliance (with HKFRS and IFRS) since FY2019. 1.00 USD : 7.8325 HKD. (1) Social media followers refer to the total number of followers on all third - party social media platforms (including Facebook, Instagram, Twitter, etc.). Figures as of February 28, 2022. (2) Average monthly unique visitors refer to the number of users who request webpages across the Hypebeast, Hypebae and Popbee platforms in a month during the year ended March 31. ROBUST FINANCIAL PROFILE WITH UNTAPPED GROWTH OPPORTUNITIES ACCELERATING MARGIN PROFILE DRIVING PROFITABILITY AND EARNINGS GROWTH DIVERSITY OF REVENUE AND PROFITABILITY THROUGH MEDIA AND ECOMMERCE AND RETAIL SEGMENTS CAPITAL EFFICIENT WITH MODEST CAPITAL EXPENDITURES AND HIGH FREE CASH FLOW FY2021 (US $M) $114M Revenue 73% Revenue from Media Business 27% Revenue from eCommerce and Retail Business $70M Gross Profit 19% EBITDA Margin 29M (1) Social Media Followers 16M (2) Average Monthly Unique Visitors

50% 61% F Y 2 0 20 F Y 2 0 21 Whole Business 18% 19% F Y 2 0 20 F Y 2 0 21 Whole Business CONSISTENT TOPLINE AND PROFITABILITY GROWTH REVENUE (US $M) GROSS MARGIN EBITDA MARGIN $12 $19 $33 $55 $60 $57 $83 $7 $9 $16 $31 $35 $29 $31 $19 $28 $49 $86 $96 $86 $114 F Y 2 0 15 F Y 2 0 16 F Y 2 0 17 Media F Y 2 0 20 FY2018 FY2019 eCommerce and Retail F Y 2 0 21 Note: FYE March 31 of the following year (e.g. FY2021 represents FYE March 2022). Financials have been prepared according to HKFRS since FY2015 and have transitioned to asserting dual compliance (with HKFRS and IFRS) since FY2019. 1.00 USD : 7.8325 HKD. PG. 3

$12 $19 $33 $55 $60 $57 $83 $7 $9 $16 $31 $35 $29 $31 $19 $28 $49 $86 $96 $86 33% $114 F Y 2 0 15 F Y 2 0 16 F Y 2 0 17 F Y 2 0 18 F Y 2 0 19 F Y 2 0 20 F Y 2 0 21 % eCommerce and Retail of Total Revenue Media eCommerce and Retail Media ط Record high number of signed contracts and total signed contract value ط Increase in revenue from provision of advertising spaces as well as provision of services for creative agency projects eCommerce and Retail ط Growth primarily due to continued efforts to improve and refine product offerings on HBX.com DIVERSIFIED BUSINESS MODEL DRIVING LONG - TERM GROWTH KEY DRIVERS OF TOPLINE GROWTH 37% 31% 33% 36% 37% 34% 27% REVENUE (US $M) % G r o w t h 43% 77% 75% 12% ( 10% ) Note: FYE March 31 of the following year (e.g. FY2021 represents FYE March 2022). Financials have been prepared according to HKFRS since FY2015 and have transitioned to asserting dual compliance (with HKFRS and IFRS) since FY2019. 1.00 USD : 7.8325 HKD. PG. 4

31% 18% 9% 41% U.S. PRC Hong Kong Other Countries U.S. CUSTOMERS ACCELERATING AND TAKING SHARE OF REVENUE FY2020 REVENUE BY GEOGRAPHY % FY2021 REVENUE BY GEOGRAPHY % 26% 23% 10% 40% U.S. PRC Hong Kong Other Countries Note: FYE March 31 of the following year (e.g. FY2021 represents FYE March 2022). Financials have been prepared according to HKFRS since FY2015 and have transitioned to asserting dual compliance (with HKFRS and IFRS) since FY2019. 1.00 USD : 7.8325 HKD. PG. 5

$8 $12 $19 $29 $35 $31 $58 $3 $4 $7 $14 $13 $11 $13 $12 $16 $26 $43 $48 $43 $70 F Y 2 0 15 F Y 2 0 16 F Y 2 0 17 F Y 2 0 18 F Y 2 0 19 F Y 2 0 20 F Y 2 0 21 Media Gross Margin Media eCommerce and Retail CONTINUED MARGIN EXPANSION DRIVEN ACROSS MEDIA AND ECOMMERCE AND RETAIL SEGMENTS GROSS PROFIT AND MARGIN (US $M) Note: FYE March 31 of the following year (e.g. FY2021 represents FYE March 2022). Financials have been prepared according to HKFRS since FY2015 and have transitioned to asserting dual compliance (with HKFRS and IFRS) since FY2019. 1.00 USD : 7.8325 HKD. PG. 6 Total Gross Margin 60% 56% 53% 50% 50% 50% 61% eCommerce and Retail Gross Margin 48% 46% 47% 45% 37% 39% 41% 67% 61% 56% 53% 58% 55% 69%

PG. 7 $11 $19 $20 $14 $20 $8 $16 $16 $1 $12 $26 $4 $19 $32 $36 $30 $50 22% 23% 21% 17% 18% 17% 14% 17% 19% 23% 1% 3% 39% 38% 38% 35% 44% PURPOSE - DRIVEN OPERATING EXPENSES OPERATING EXPENSES (US $M) OPERATING EXPENSES AS A % OF REVENUE FY2017 FY2018 (1) Selling and Marketing Expenses FY2019 FY2020 FY2021 (2) Administrative and Operating Expenses FY2017 FY2018 (1) Selling and Marketing Expenses FY2019 FY2020 FY2021 (2) Administrative and Operating Expenses Public Listing Fees (1)(2) Public Listing Fees (1)(2) Note: FYE March 31 of the following year (e.g. FY2021 represents FYE March 2022). Financials have been prepared according to HKFRS since FY2015 and have transitioned to asserting dual compliance (with HKFRS and IFRS) since FY2019. 1.00 USD : 7.8325 HKD. (1) Public Listing Fees include a Professional Fee Related to Transfer of Listing in FY2018. (2) Public Listing Fees include a Professional Fee Related to the Merger in FY2021.

PG. 8 $7 $10 $13 $16 $22 % Margin FY2017 FY2018 FY2019 FY2020 FY2021 15% 12% 14% 18% 19% E B I TDA LONG HISTORY OF PROFITABILITY WITH EXPANDING EBITDA MARGINS EBITDA AND MARGIN (1) (US $M) Note: FYE March 31 of the following year (e.g. FY2021 represents FYE March 2022). Financials have been prepared according to HKFRS since FY2015 and have transitioned to asserting dual compliance (with HKFRS and IFRS) since FY2019. 1.00 USD : 7.8325 HKD. (1) EBITDA calculated as Profit Before Tax + Interest Expenses + Depreciation and Amortization Expenses.

$0.3 $1 $1 $2 $5 FY2017 CapEx % Revenue F Y 2 0 18 F Y 2 0 19 F Y 2 0 20 F Y 2 0 21 PG. 9 CAPITAL EFFICIENT AND CASH GENERATIVE MODEL CAPITAL EXPENDITURES (1) (US $M) FREE CASH FLOW (2) (US $M) 1% 1% 1% 3% 4% FY2017 FCF % EBITDA 96% 90% 93% 86% 79% $7 $9 $13 $13 $18 F Y 2 0 18 F Y 2 0 19 F Y 2 0 20 F Y 2 0 21 Capital Expenditures Free Cash Flow Note: FYE March 31 of the following year (e.g. FY2021 represents FYE March 2022). Financials have been prepared according to HKFRS since FY2015 and have transitioned to asserting dual compliance (with HKFRS and IFRS) since FY2019. 1.00 USD : 7.8325 HKD. (1) Capital Expenditures refers to Purchase of Property, Plant, and Equipment line of Cash Flow Statement in publicly filed reports. (2) Free Cash Flow proxy calculated from publicly available information (EBITDA – Capital Expenditures).

STRONG MOMENTUM IN FY2021

FY2021 HIGHLIGHTS

- STRONG REVENUE GROWTH DRIVEN BY
  - INCREASED ADVERTISING REVENUE
  - CREATIVE AGENCY PROJECTS
- EXPANDING GROSS MARGINS AS A RESULT OF GROWTH ACROSS PROFITABLE BUSINESS OPERATIONS AS WELL AS STREAMLINED AND COST-OPTIMIZED PRODUCTION IN THE MEDIA SEGMENT
- EXPANSION OF EBITDA, DESPITE CONTINUED INVESTMENT IN SELLING AND MARKETING, BROADER HEADCOUNT AND OTHER EXPENSES
- INCREASING NUMBER OF CONTRACTS AND TOTAL CONTRACT VALUE

(US $M) *Unless denoted otherwise*	**FY2021**	**FY2020**	***Growth***
Revenue	**$114**	**$86**	*33%*
Gross Profit	**$70**	**$43**	*64%*
Gross Margin	*61%*	*50%*	*1,177 bps*
EBITDA	**$22**	**$16**	*42%*
EBITDA Margin	*19%*	*18%*	*127 bps*

Note: FYE March 31 of the following year (e.g. FY2021 represents FYE March 2022). Financials have been prepared according to HKFRS since FY2015 and have transitioned to asserting dual compliance (with HKFRS and IFRS) since FY2019. 1.00 USD : 7.8325 HKD.

HYPEBEAST

| PG. 10

EBITDA RECONCILIATION

(US $M)	FY2017	FY2018	FY2019	FY2020	FY2021
Revenue					
Media	$33	$55	$60	$57	$83
eCommerce and Retail	16	31	35	29	31
Total Revenue	**$49**	**$86**	**$96**	**$86**	**$114**
% Growth	*77%*	*75%*	*12%*	*(10%)*	*33%*
Cost of Sales					
Media	($15)	($26)	($25)	($26)	($26)
eCommerce and Retail	(9)	(17)	(22)	(18)	(18)
Total Cost of Sales	($23)	($43)	($48)	($43)	($44)
Gross Profit					
Media	$19	$29	$35	$31	$58
eCommerce and Retail	7	14	13	11	13
Total Gross Profit	$26	$43	$48	$43	$70
Gross Margin	*53%*	*50%*	*50%*	*50%*	*61%*
Other Income, Other Gains and Losses	$0.3	($0.1)	($1)	$0.4	$1
Selling and Marketing Expenses	(11)	(19)	(20)	(14)	(20)
Administrative and Operating Expenses	(8)	(12)	(16)	(16)	(26)
Professional Fee Related to Transfer of Listing	-	(1)	-	-	-
Professional Fee Related to the Merger	-	-	-	-	(4)
Impairment Loss recognized on Trade Receivables	(0.03)	(0.1)	-	-	-
Impairment Losses Under Expected Credit Losses Model, Net of Reversal	-	-	(0.1)	(1)	(1)
Impairment Losses Recognized on Intangible Assets	-	-	-	-	(0.3)
Finance Costs (i.e., Interest Expense)	(0.04)	(0.1)	(0.2)	(0.2)	(1)
Share of Results of Joint Ventures	(0.1)	(0.5)	(0.2)	-	-
Profit Before Tax	**$7**	**$10**	**$11**	**$12**	**$18**
Finance Costs (i.e., Interest Expense)	$0.04	$0.1	$0.2	$0.2	$1
Depreciation and Amortization	0.2	0.4	2	4	4
EBITDA	**$7**	**$10**	**$13**	**$16**	**$22**
% Margin	*15%*	*12%*	*14%*	*18%*	*19%*

Note: FYE March 31 of the following year (e.g. FY2021 represents FYE March 2022). Financials have been prepared according to HKFRS since FY2015 and have transitioned to asserting dual compliance (with HKFRS and IFRS) since FY2019. 1.00 USD : 7.8325 HKD.

HYPEBEAST | PG. 11

D IS C L AI M E R PG. 12 This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination (the “proposed business combination”) between Hypebeast Limited (“Hypebeast”or the “Company”) and Iron Spark I Inc. (“Iron Spark”) and related transactions and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this presentation. To the fullest extent permitted by law in no circumstances will Hypebeast, Iron Spark or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this presentation have been obtained from third - party industry publications and sources as well as from research reports prepared for other purposes. Neither Hypebeast nor Iron Spark has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this presentation does not purport to be all - inclusive or to contain all of the information that may be required to make a full analysis of Hypebeast or the proposed business combination. Viewers of this presentation should each make their own evaluation of Hypebeast and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. The information in this presentation is highly confidential. The distribution of this presentation by an authorized recipient to any other person is unauthorized. Any photocopying, disclosure, reproduction or alteration of the contents of this presentation and any forwarding of a copy of this presentation or any portion of this presentation to any person is prohibited. The recipient of this presentation shall keep this presentation and its contents confidential, shall not use this presentation and its contents for any purpose other than as expressly authorized by Hypebeast and Iron Spark and shall be required to return or destroy all copies of this presentation or portions thereof in its possession promptly following request for the return or destruction of such copies. By accepting delivery of this presentation, the recipient is deemed to agree to the foregoing confidentiality requirements. This presentation contains trademarks, service marks, trade names and copyrights of Hypebeast, Iron Spark and other companies, which are the property of their respective owners. Forward Looking Statements This presentation includes “forward - looking statements”within the meaning of the “safe harbor”provisions of the United States Private Securities Litigation Reform Act of 1995. Forward - looking statements may be identified by the use of words such as “estimate,”“plan,”“project,”“forecast,”“intend,”“will,”“expect,”“anticipate,”“believe,”“seek,”“target”or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward - looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of Hypebeast’s and Iron Spark’s management and are not predictions of actual performance. These forward - looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Hypebeast and Iron Spark. These forward - looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Iron Spark or Hypebeast is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Hypebeast; the effects of competition on Hypebeast’s future business; the amount of redemption requests made by Iron Spark’s public stockholders; the ability of Iron Spark or the combined company to issue equity or equity - linked securities in connection with the proposed business combination or in the future, and those factors discussed in Iron Spark’s final prospectus dated June 8, 2021 under the heading “Risk Factors,”and other documents of Iron Spark filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward - looking statements. There may be additional risks that neither Iron Spark nor Hypebeast presently know or that Iron Spark and Hypebeast currently believe are immaterial that could also cause actual results to differ from those contained in the forward - looking statements. In addition, forward - looking statements reflect Iron Spark’s and Hypebeast’s expectations, plans or forecasts of future events and views as of the date of this presentation. Iron Spark and Hypebeast anticipate that subsequent events and developments will cause Iron Spark’s and Hypebeast’s assessments to change. However, while Iron Spark and Hypebeast may elect to update these forward - looking statements at some point in the future, Iron Spark and Hypebeast specifically disclaim any obligation to do so. These forward - looking statements should not be relied upon as representing Iron Spark’s and Hypebeast’s assessments as of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward - looking statements.

DISCLAIMER (CONT.) PG. 13 Financial Information; Non - GAAP Financial Measures The financial information and data contained in this presentation is unaudited and does not conform to Regulation S - X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement, registration statement, or prospectus to be filed by Iron Spark with the SEC. While Hypebeast's financial information was historically prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"), some financial information and data contained in this presentation are not measures prepared in accordance with HKFRS, United States generally accepted accounting principles ("US GAAP)" or International Financial Reporting Standards issued by the International Accounting Standards Board (“IFRS"). EBIT is a non - HKFRS, non - US GAAP and non - IFRS financial measure that Hypebeast defines as Operating Income plus depreciation and amortization. Iron Spark and Hypebeast believe this non - GAAP measure of financial results provides useful information to management and investors regarding certain financial and business trends relating to Hypebeast’s financial condition and results of operations and an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Hypebeast’s financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors. Hypebeast management does not consider this non - GAAP measure in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of this non - GAAP financial measure is that it excludes significant expenses and income that is required by GAAP to be recorded in Hypebeast’s financial statements. In addition, it is subject to inherent limitations as it reflects the exercise of judgments by management about which expense and income items are excluded or included in determining this non - GAAP financial measures. In order to compensate for these limitations, management presents this measure (EBIT) with the most closely related GAAP result (net income). In addition, all Hypebeast historical financial information included herein is preliminary and subject to change pending finalization of the fiscal year 2019 and 2020 audits of Hypebeast in accordance with PCAOB auditing standards. Additional Information and Where to Find It In connection with the transaction described herein, Hypebeast and Iron Spark will file relevant materials with the SEC, including the Registration Statement on Form F - 4 and a proxy statement. The proxy statement and a proxy card will be mailed to stockholders of Iron Spark as of a record date to be established for voting at the stockholders’ meeting relating to the proposed transactions. Stockholders will also be able to obtain a copy of the Registration Statement on Form F - 4 and proxy statement without charge from Hypebeast and Iron Spark. The Registration Statement on Form F - 4 and proxy statement, once available, may also be obtained without charge at the SEC’s website at www.sec.gov or by writing to Hypebeast at Hypebeast Limited, 40/F, Cable TV Tower, 9 Hoi Shing Road, Tsuen Wan, New Territories, Hong Kong. INVESTORS AND SECURITY HOLDERS OF IRON SPARK I ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTIONS THAT IRON SPARK WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IRON SPARK, Hypebeast AND THE TRANSACTIONS. Participants in Solicitation Hypebeast, Iron Spark, certain shareholders of Iron Spark, and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Iron Spark common stock in respect of the proposed transaction. Information about Iron Spark's directors and executive officers and their ownership of Iron Spark common stock is set forth in Iron Spark I’s Registration Statement on Form S - 1 filed with the SEC. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above. No Offer or Solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Risks Related to Hypebeast Hypebeast’s business depends on its ability to offer digital media content and online retail products that attract visitors and online shoppers. Hypebeast depends on the Internet traffic to its websites for the operation of its business. Hypebeast relies on its e - commerce suppliers to supply goods for sale on its e - commerce platform. Hypebeast generally does not enter into long term business contracts with its customers. Hypebeast’s business depends on its ability to maintain existing relationship with brand owners and advertising agencies and its ability to attract new digital media customers to place advertisements with it. Hypebeast relies on customers in the fashion industry. Hypebeast’s business depends on a strong brand, which it might not be able to maintain or enhance, and unfavorable customer feedback or negative publicity could adversely affect its brand. Any unauthorized use of Hypebeast’s brand name or any other intellectual property infringements by third parties, and the expenses incurred in protecting such intellectual property rights, may adversely affect Hypebeast’s business and reputation. Hypebeast is subject to regulatory risks related to its VIE structure. Hypebeast may not be able to sustain the growth of revenue and profitability that it experienced historically. Hypebeast’s international footprint exposes it to a variety of different local legal, regulatory, tax, payment, and cultural standards which it might fail to comply with. Hypebeast relies on third - party courier to deliver goods to e - commerce customers and third - party suppliers for technical and payment services. Hypebeast may be liable for its users’ privacy being compromised which may materially and adversely affect its reputation and business. Hypebeast is subject to product liability risk for the goods sold on its e - commerce platform. Risks Related to Business Combination There can be no assurance that Hypebeast’s shares will be approved for listing on the Nasdaq or that Hypebeast will be able to comply with the continued listing standards of the Nasdaq. If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of Iron Spark’s shares or, following the closing, Hypebeast’s shares, may decline. A market for Hypebeast’s shares may not continue, which would adversely affect the liquidity and price of Hypebeast’s shares. Following the consummation of the Business Combination, Hypebeast will incur significant increased expenses and administrative burdens as a dual - listed company, which could have an adverse effect on its business, financial condition and results of operations. Risks Related to Redemption of Iron Spark’s Shares If a shareholder fails to receive notice of Iron Spark’s offer to redeem the public shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed. Iron Spark does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for Iron Spark to complete the Business Combination with which a substantial majority of its shareholders do not agree. The foregoing summarizes certain of the general risks related to the business of Hypebeast and the proposed business combination, and such list is not exhaustive. The foregoing list has been prepared solely for assisting interested parties in making their own evaluation with respect to the business combination and not for any other purpose. You should carefully consider these risks and uncertainties together with other available information and should carry out your own diligence and consult with your own financial and legal advisors. A more expansive description of the key risk factors will be filed with the SEC as part of the form F - 4 registration statement referred to above and in subsequent filings with the SEC, and such risk factors will be more extensive than, and may differ significantly from, the above summary. PG. 14 RISK FACTORS